Andrew N. Bernstein, P.C.
ATTORNEY AT LAW
5445 DTC PARKWAY, SUITE 520
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE (303) 770-7131
FACSIMILE (303) 770-7332
E-MAIL: anbpc@attglobal.net

June 21, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Fieldsend, Esq.
Mail Stop 3-8

Re:	LJ International Inc. (the “Company”) Amendment No. 1 to Form F-3 Filed April 26, 2005 File No. 333-124326

Dear Mr. Fieldsend:

On behalf of the above-captioned Registrant, we are filing Amendment No. 1 to the above-referenced Registration Statement on Form F-3. Amendment No. 1 includes our responses to the Staff’s comment letter dated May 9, 2005 (the “Comment Letter”). The numbered responses which follow correspond to the numbers of the comments in the Comment Letter and highlight the location of the response in Amendment No. 1. Please be advised that the page numbers may have changed from those of the original filing and now reflect the current pagination.

Comment Letter Dated May 9, 2005

Selling Shareholder, page 14

1.	We have revised the “Selling Shareholder” section to identify the beneficial owners of the shares.

2.	The Selling Shareholder has advised us that it is not a broker-dealer or affiliated with a broker-dealer.

3.	The Selling Shareholder has advised us that it is not an affiliate of a broker-dealer.

Securities and Exchange Commission
June 21, 2005

4.	We have added an additional paragraph stating the number and class of securities offered by the Selling Shareholder, the percentage of the existing equity capital, and the amount and percentage of the securities the Selling Shareholder will hold before and immediately after the offering.

We have also included a current dated Consent of Auditors as Exhibit 23.1 to Amendment No. 1.

The Company believes that the foregoing information responds fully to each of the comments in the Comment Letter. We greatly appreciate any expedited review that the Staff may afford this Amendment so that we may submit a request for acceleration of the effectiveness of the Registration Statement as soon as possible.

Thank you for your assistance and cooperation in this filing. If you have any questions or comments regarding the foregoing information, please contact me at my office.

Very truly yours,

/s/ ANDREW N. BERNSTEIN

Andrew N. Bernstein

ANB/prr

Enclosures

cc w/enc.:	LJ International Inc. Moores Rowland